News Release
Cerro Casale Project (Bema 49%, Arizona Star 51%) Development Appraisal

Vancouver, July 24, 2006 - Bema Gold Corporation (“Bema” or the “Company”) is pleased to announce the results of a project development appraisal for the Cerro Casale project. The appraisal conducted by Mine Quarry Engineering Services Inc., analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer Dome Inc. and updated by Placer in 2004.

AMEC Technical Services Inc. is completing a National Instrument 43-101 Technical Report on the Cerro Casale project that will update the NI 43-101 report competed in 2005 and verifies the conclusions of the development appraisal prepared by Mine Quarry. The final report will be completed and filed on SEDAR within 45 days.

The base case parameters established for the detailed project evaluation includes open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and scheduled to optimize the effect of heap leaching the oxides ore.

Based on the updated capital and cash operating cost estimates set out below and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves of 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing 23 million ounces of gold and 6 billion pounds of copper.

The base case for the project development appraisal (100% basis) requires an initial capital investment of $1.96 billion, generates a pre-tax 100% equity internal rate of return (IRR) of 13.1%, a net present value (NPV) of $1.35 billion at a 5% discount rate and a cash operating cost (net of copper and silver credits) of $107 per ounce of gold. The project life is projected at 17 years with a payback period of 4.9 years. Assuming a gold price of $500 per ounce of gold and a copper price of $1.25 per pound, the pre-tax 100% equity IRR is 12.8%, the NPV is $1.26 billion at a 5% discount rate and the cash operating cost (net of copper and silver credits) is $166 per ounce of gold with a payback period of 5 years. Average gold production is estimated at 990,000 ounces per year and copper production at 294 million pounds per year. Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver.

The following cost matrix examines the cash costs and economics of Cerro Casale at various metal prices:

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This economic analysis is excluding taxes, working capital, royalties and financing costs. Unit operating costs per ounce of gold were calculated using copper (at various prices per pound) and silver ($7.50 per ounce) revenues as a credit against operating costs.

The concept of heap leaching the oxide ore commencing over one year prior to the start-up of milling has significantly improved the project economics. This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades. In summary, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ore had been briefly considered by Placer Dome Inc. during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Sulphide copper concentrate will be produced and shipped off site for smelting and refining. Dore bars will be produced on site by heap leaching the oxide ore and cyanide leaching the cleaner tails.

Bema intends to enter into discussions with major mining companies regarding potential partnerships for the development of Cerro Casale.

Larry Smith is the Qualified Person that is supervising the preparation this National Instrument 43-101 Technical Report being prepared in support of the project development appraisal.

All dollars figures are in United States dollars unless otherwise indicated.

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a representative please contact: Ian MacLean Vice President, Investor Relations 604-681-8371, investor@bemagold.com

Some of the statements contained in this release are "forward-looking statements" within the meaning of Canadian Securities legislation and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company's projections regarding gold production, capital costs and operating cost in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; risks of obtaining required financing and operating permits and other risks and uncertainties detailed in the Company's Form 40-F Annual Report for the year ended December 31, 2005, which has been filed with the Securities and Exchange Commission, and the Company's Annual Information Form for the year ended December 31, 2005, which is available under the Company's name at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.